AutoGenomics, Inc.
2980 Scott Street
Vista, California 92081
(760) 477-2248

July 24, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request to Withdraw Registration Statement on Form S-1 (File No. 333-199197)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AutoGenomics, Inc. (the “Registrant”) hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2014.
The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Registrant advises the SEC that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
Should you have any questions regarding this matter, please call counsel to the Company, Todd A. Hentges of Morgan Lewis & Bockius, at (714) 830-0631.

Sincerely,

AUTOGENOMICS, INC.

By:	/s/ Fareed Kureshy
Fareed Kureshy President and Chief Executive Officer